

November 18, 2021

Rohan Ajila
Chief Financial Officer
Global Consumer Acquisition Corp
1926 Rand Ridge Court
Marietta, GA 30062

> **Re: Global Consumer Acquisition Corp**
> **Form 8-K filed on November 17, 2021**
> **File No. 001-40468**

Dear Mr. Ajila:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed on November 17, 2021

Item 4.02 Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Report

1.   Please revise your disclosure to include the date that your management made its conclusion regarding the non-reliance as required by Item 4.02(a)(1).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.

Sincerely,

Rohan Ajila
Global Consumer Acquisition Corp
November 18, 2021
Page 2

Division of Corporation Finance
Office of Real Estate & Construction

cc: Tahra Wright